UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 10-SB/A
                                FIRST AMENDMENT

                       GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES
                           OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      MILLENNIA AUTOMATED PRODUCTS, INC.
           -----------------------------------------------------
              (Name of Small Business Issuer in its charter)


            Nevada                                   88-0405735
          ----------                                -------------
(State or other jurisdiction of                   (I.R.S. employer
incorporation or organization)                     identification
                                                   number)


236 S. Rainbow Bl., Suite 489, Las Vegas, Nevada               89128
------------------------------------------------          --------------
(Address of principal executive offices)                    (Zip Code)

Issuer's Telephone Number:      (702) 363-0066

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Millennia Automated Products, Inc.,(the "Company") is a development stage company which was organized as a Nevada corporation on September 28, 1998. The Company was organized for the purpose of providing vending services to the Las Vegas and Southern Nevada area. The Company believes, based on information obtained, that there is a tremendous potential source of revenue in the Coin-Operated vending industry.

PRINCIPAL PRODUCTS AND MARKETS

     According to the special publication Vending Times - Census of the Industry - '98 Issue, which was published in August of 1998, sales in the vending industry reached nearly $33 billion dollars in 1997, an increase of 4.7% over 1996. "This continued the strong upswing that began a year earlier reflecting continued high employment and location enthusiasm for vending services as important contributors to workforce productivity and morale." Small companies (run by one person), accounted for 27% of the vending market. Based on these figures, the Company feels confident that a sufficient market exists for its services.

     According to the same publication, within the vending industry, "packaged confections and snacks increased their contribution, rising to 18.4% of total dollar sales from 17.5% a year earlier. This reflected higher prices for heavily-promoted larger snack portions, and price adjustments occasioned by increased chocolate candy costs."

     The Company's main focus will be on locating areas of high traffic and visibility to place machines. Concentrating on the performance of the machines, coupled with servicing and maintaining the machines, the Company believes that operations will be successful and expand.

METHODS OF DISTRIBUTION

     The Company's business is dependent upon management's ability to purchase, place and service quality vending machines. The Company is dependent upon the experience of Ms. Stankiewicz, the Company's vice president. Ms. Stankiewicz has five years of experience owning and operating 85 vending machines in the Ft. Worth, Texas market. The company will look to Ms. Stankiewicz to translate her experience into the local and regional area of southern Nevada to launch the Company's efforts at purchasing and placing equipment.

     Management of the Company will generate leads with which the Company intends to place machines. To date the Company does not have any clients. The Company will also rely upon word-of-mouth advertising and referrals to help establish a client base.

     Most advertising that will be utilized by the Company will come in the type of machines used, presentation of the quality of products and their freshness. The Company will use advertising provided freely by clients at the location the machines will be placed, at no cost to the Company. Some clients might provide a high visibility showcase spot for the Company's machines and further expand the name of the Company to the public.

     The Company's main advertising campaign is anticipated to come from personal contacts, brochures, and direct mail. The Company anticipates advertising through direct mail after the Company has had time to study the market and build a market profile.

SUPPLIERS

     The Company may obtain its bulk candy from a number of sources. Its principal suppliers are expected to be Sam's Club, as well as Price Costco wholesale Distributors located in Las Vegas, Nevada. The Company has no exclusive arrangements with any company and therefore, may obtain its products from any source. Relationships have been established at executive levels within the Company's suppliers in order to ensure quality products, contain costs, and receive superior service.

CURRENT STATUS OF OPERATIONS

     Since inception, the Company has located firms that sell and distribute bulk candy machines. Management has researched different manufacturers, bulk candy products and product lines. Although management has not yet ruled out the possibility of using additional types of machines, it has determined from its research, that the Vendesign Four-in-One Candy Carousel will best serve the needs of the Company and its future clientele. The Vendesign Four-in-One
Candy Carousel is a 48" high, free-standing machine with an approximate 1 square foot footprint that fits up against a wall and holds four separate types of bulk candy. The Company is currently trying to locate economically priced, used Vendesign Four-in-One Candy Carousel machines. However, at this date, the Company has not located any such machines and therefore, has not purchased any machines.

     Further, the Company has located a storage facility for future use when it has purchased machines and has researched various bulk sale distributors for the best candy assortment and pricing. In order to provide the freshest assortment possible, management will not purchase bulk candy until such time as it has purchased used equipment and starts placing machines.

     The Company intends to use the services of J&S Vending for assistance in placing the machines in high profile locations. However, management has not signed any contracts and does not anticipate doing so until used equipment is located and purchased.

     The Company does not currently have any customers. However, when machines are purchased and placed, the Company may be dependent upon on one or a few major customers as it grows its business. Over time, diversification of clientele is anticipated.

     It is not necessary for the Company to operate under licensing, royalty, concession or franchising agreements. Further, the Company does not operate under labor contracts and does not anticipate doing so in the future. Until such time as the Company's logo and name are considered to have significant asset value to the Company, the Company does not plan to trademark its name or logo.

     In June of 1999, the Company obtained both a local and state business license and a resale permit number. No other governmental or regulatory body approval is necessary for the Company to enter into and conduct business as planned. Management of the Company does not anticipate that any future changes in governmental regulations will affect its ability to conduct business.

     Management of the Company has spent the last eight months researching the business environment in Las Vegas. The cost of such research will not be passed on to its customers. At this time, the Company has limited day to day operations. When economically-priced, used Vendesign Four-in-One Candy Carousel machines are purchased, it is planned that the officers of the Company will work full time on the affairs of the Company. When machines are purchased and placed, and business grows beyond the ability of current management to operate alone, the Company will hire sales staff and establish routes.

COMPETITION

     The Company anticipates competition from the already well-established national vending /bottling distributor's such as, the Pepsi-Cola Company, the Coca Cola Bottling Company of Las Vegas, Frito-Lay Inc., and from local based operations such as Horizon Vending Corporation, Snac's Incorporated, Southwest Services, and Weymouth Distributing Company Inc., who offer vending machines, bulk candy, service contacts, sales routes and services similar to those of the Company. In this respect, the Company plans to focus in three specific areas in which it believes it has an advantage.

The Company believes it has three competitive advantages:

    (A) Service. The Company plans to introduce vending products that will reflect the year 2000 -- machines in high traffic areas such as office complexs, schools, apartment complexes, and local retail malls. This marketing strategy will give the public both quality machines, with fresh quality products, and the commitment to maintain every client. The Company will stay flexible by placing machines in all sectors of the market. By placing the machines in high traffic areas, the Company's goal is to stay flexible to the client's ideas and recognition of need for certain products. The ability to offer a one on one consultation with the client will be to the advantage of the Company. By addressing the needs of each individual client and working with them on a personal level, the Company can provide for their specific needs. To provide further individualized service, the client may choose to have a percentage of the proceeds of each of the client's vending machines donated to the charitable organization of the client's choosing.

    (B) Quality. The Company realizes that the success of any business is dependent upon the quality of its vending products. The Company believes you get what you pay for. By offering quality products and competitive prices, management believes it will increase business as well as the profitability of the Company, and have an advantage over competitors by rotating products and finding the types of products that work in that vending area. The quality of products, their freshness and the rotation of the products will insure the client's happiness and satisfaction.

    (C) Efficiency. The Company feels that time and efficiency will be an important factor to many potential clients. After receiving a contact for the Company's services, the Client will receive quick placement of the Company's machines with the freshest products available in the hopes that it will enhance the relationship with its clients. The area of placement of machines is a very important element of the success of an individual location. The Company will advise the client as to the most productive area of the client's environment for placement. Management's biggest challenge, and the determining factor of the success of the Company, will be the productive placement of machines.

     According to the 1990 Census, Nevada's population is 1.4 million and is projected to be close to 2 million by the year 2000. Gaming in Las Vegas and Southern Nevada is big business. Figures show that gaming was a $5.5 billion dollar business in 1994 alone. This economic growth is not limited to the gaming industry. As Southern Nevada continues to grow so will businesses providing other services in other areas. The Company believes this growth will allow the Company to provide machines for new businesses, apartment complexes, and shopping centers which have great placement potential. Southern Nevada is attracting more and more businesses who want to set up manufacturing plants, corporate offices and other non-gaming industries, all of which are potential new customers that the Company plans to fucus on as one of the many avenues to build its client base. The Company feels that by focusing on already well-established companies as well as industries new to the area, that the possibility for expansion is great.

     Ms. Stankiewicz is a native of Las Vegas and is familiar with Las Vegas' growth, the areas of population and the possible clientele of those areas. Because of this incredible growth and management's familiarity with Las Vegas, the Company has chosen its initial target market to be Las Vegas and Southern Nevada. Beyond this, the Company has no current plans to market its services in other geographic areas at this time. The Company will seek to increase its sales and services through increased penetration of its initial existing market.

     Management is looking at innovative ways for the Company to introduce a new avenue to the vending market in the form of new uses for recycled vending machines. Management is researching the possibility of introducing previously non-vended products through vending machines. The Company is researching the idea of compressing T-shirts, mascot animals, etc. into a soft drink size container and vending it through beverage machines that have the ability of excepting cash or credit cards. Usage of this concept could be utilized at schools, colleges, etc. The Company believes that used can-beverage machines can be refurbished and marketed as new medium in the market place.

     Introduction of such a new concept and style of products would provide an edge in this highly competitive market of the vending machine industry. Management believes by providing the Company with a logo that expresses the future cutting edge of technology, consumers and clients both will remember the type of vending machines used and the Company's commitment to quality products. The Company anticipates competition from the already well-established national vending /bottling distributors such as Pepsi-Cola Company, the Coca Cola Bottling Company of Las Vegas, Frito-Lay

Inc., and from local based operations such as Horizon Vending Corporation, Snac's Incorporated, Southwest Services, and Weymouth Distributing Company Inc., who offer vending machines, bulk candy, service contacts, sales routes and services similar to those of the Company. In this respect, the Company plans to focus in three specific areas in which it believes it has an advantage.

SEASONALITY

     Management is not aware of any seasonality in the vending industry.

EMPLOYEES

     The Company currently has only two employees, its President, Kent Evans and its Vice-President, Susan Stankiewicz. Mr. Evans and Ms. Stankiewicz do not devote their full attention to the affairs of the Company. As growth of the Company continues, additional employees will be added when necessary.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

     The Company currently operates at 236 S. Rainbow Bl., Suite 489, Las Vegas, Nevada 89128. The Company's principal business is providing vending services to the greater Las Vegas area, as well as southern Nevada. The Company's fiscal year end is December 31 of each year.

     In the first quarter of 1999, the Company paid a total of $6,605 in professional fees consisting of $1,250 for accounting fees for preparation of the Company's 1998 year end audit and tax return, $3,250 for consulting and legal fees related to preparing and filing the Company's Form 10-SB, and $705 for miscellaneous fees. As the Company has not yet purchased and placed equipment, no income was generated during the quarter ended March 31, 1999.

PLAN OF OPERATION

     During the next twelve months the Company's plan of operation is dependent upon management's ability to purchase, place and service the Company's vending machines. The Company plans to purchase used Vendesign Four-in-One Candy Carousel machines. At this time, management has not located economically-priced machines and, therefore, has not entered into any purchase contracts. Management of the Company has budgeted $7,500 for the purchase of machines and expects to pay between $150 and $200 per machine. At this time, management of the Company has not yet determined how many machines it will begin operations with. At this time, management of the Company does not anticipate hiring employees in the near future until placement of the machines begins. The addition of employees, if any, will be dictated on the number of machines in service.

     The Company, in the next twelve months, is looking to implement the services of J & S Vending & Locating as an additional avenue for placement of vending machines in high profile areas. At this time, however, the Company has not entered into any contracts with J & S Vending & Locating. J & S Vending & Locating, a division of The J & S Group of Cedar Hills, TX., offers the following services which the company feels are beneficial for growth and expansion:

           1) The right to reject any location up front for any reason.

           2) 45 day on site guarantee - if you lose that location for any reason within the 45 days, J & S Vending and Locating will replace that location at no charge.

           3) 30 day guarantee - if the machine makes $10.00 or less, then J & S Vending & Locating will replace that location at no charge.

     During the next twelve months, the Company's cash requirements will include its lease payments on the Company's office space in Las Vegas, Nevada, as well as miscellaneous overhead. Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations through the remainder of 1999 and be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months. There is no guarantee that the budgeted funds will be sufficient to achieve these goals.

     Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month. The Company has no guarantee that it will be able to achieve this goal in the next twelve months.

     The Company may require additional funds and time to achieve these goals. Even if the Company begins generating revenues, it could require additional funding for expansion. The Company may find it difficult to succeed in securing additional financing. The Company may be able to attract some private investors, or an officer and/or director may be willing to make additional cash contributions, advancements or loans. Or, as an alternative, the Company could attempt some form of debt or equity financing.

YEAR 2000 ISSUES
-----------------

     Computer experts have concerns over "embedded" devices, imbedded controllers, and any other digital device failing due to the onset of the new millennium. The year 2000 poses a threat to these devices because of a manufacturing oversight that did not take into consideration that on January 1, 2000, all computer components made prior to 1995 may not have the capacity to acknowledge the new millennium. Consequently, computer components without such capacity may "shut down" or malfunction.

     To save on operation costs, management has provided to the Company, without charge, the use of a personal computer and other miscellaneous office equipment which is Year 2000 compliant. Of the equipment management foresees purchasing in the coming months, it is expected that it will be Year 2000 compliant, if applicable.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains a monthly rental with an organization from which it rents an address/postal box and telephone answering service. The annual rental on this space is $180 and includes the use of a small desk area. The Company signed a lease agreement that commenced September 28, 1998 and continues on a yearly basis. The Company has recently prepaid the rent through July of 2000. The Company may discontinue its lease at its discretion. Management plans in the start up stage of the business to utilizes a portion of its Vice-President's residence (5800 W. Charleston Ave., #1035, Las Vegas, NV 89102) for storing of bulk candy inventory.

4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of April 12, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address                Amount & Nature        Percent of
Class      of Beneficial Owner             of Beneficial Owner    Class
----------------------------------------------------------------------------

Common     Kent A. Evans<F1>                100,000<F2>          49.85%
           236 S. Rainbow Blvd.
           Suite 489
           Las Vegas, NV 89128

Common     Susan Stankiewicz<F1>              2,000<F3>           0.01%
           236 S. Rainbow Blvd.
           Suite 489
           Las Vegas, NV 89128

Common     John F. Freeland                  12,000               5.98%
           5505 E. Carson Street
           Suite 341
           Lakewood, CA 90713

Common     All Officers and Directors       102,000<F2>          49.86%
           as a Group (2 Persons)

<F1>   An Officer and Director of the Company.
<F2>   These shares are restricted.
<F3>   These shares are control stock for which the resale is limited under
       Rule 144(e) to 1% of the shares outstanding every 90 days.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                            Age         Position
___________________________________________________________________________

Kent A. Evans                   40         President, Secretary, Treasurer
236 S. Rainbow Blvd.                       and a director of the Company
Suite 489
Las Vegas, NV 89128

Susan Stankiewicz               42         Vice-President and director
236 S. Rainbow Blvd.                       the Company
Suite 489
Las Vegas, NV 89128

     Mr. Kent A. Evans has served as President, Chief Executive Officer,
Chief Financial Officer, Secretary, Treasurer and Director of the Company since September 28, 1998 and will serve in such capacity until the next annual meeting of the shareholders and the next annual meeting of the board of directors. Mr. Evans graduated from Kodiak High School in Kodiak, Alaska in 1977. From 1985 to 1998, Mr. Evans owned/operated Amik Island Fisheries, based on Kodiak, Alaska. Mr. Evans developed a refrigerated systems for Salmon harvest. In 1997 to 1998, Mr. Evans was employed by Alaska Commercial Company in Kodiak, Alaska were Mr. Evans was head of the Maintenance Department. Currently, Mr. Evans holds a Commercial Limited Entry Salmon Permit and his principal occupation is an independent commercial fisherman. Mr. Evans will devote as much time as necessary to achieve success for the Company and as demanded by the Company.

    Ms. Susan Stankiewicz has served as the Vice-President and Director of the Company since September 28, 1998 and will serve in such capacity until the next annual meeting of the shareholders and the next annual meeting of the board of directors. From 1974 to 1975, Ms. Stankiewicz attended Brigham Young University studying General Business. From 1993 to 1998, Ms. Stankiewicz was owner/operator of Sweet Stuff Vending, based in Dallas/Ft. Worth, Texas, where she managed 85 machines. Her duties as owner/operator included daily operations, placement of machines and purchasing of bulk candy. From 1997 to 1998, Ms. Stankiewicz was employed as Office Manager of Apple Orthodontix in Dallas, Texas. Ms. Stankiewicz managed three different locals of Apple Orthodontix in the Dallas/Ft. Worth Area.

FAMILY RELATIONSHIPS

     There are no family relationships among the Company's directors and/or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

          (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which she was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining her from or otherwise limiting her involvement in any type of business, securities or banking activities; or

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President since inception in September of 1998. There are no other officers of the Company who have been paid any compensation.

                         SUMMARY COMPENSATION

Name and Principal                                               All other
Position                         Year                         Compensation
--------------------------------------------------------------------------

Kent A. Evans                    1998                              -0-
President

<F1>     The Company intends to compensate Mr. Evans $1,000 per month at such time as the Company actually commences conducting substantive business. No additional compensation in any other form has been paid nor is there currently any plan or arrangement for future compensation.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through the present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR
VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE
IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its President, Kent A. Evans and its Vice-President, Susan Stankiewicz. There have been no transactions which have benefitted or will benefit Mr. Evans or Ms. Stankiewicz either directly or indirectly.

     Ms. Stankiewicz will allow the Company use of her private residence for storing bulk candy when purchased. Further Ms. Stankiewicz is providing the use of a personal computer, general office equipment and a personal vehicle for use in her duties for the Company. Further, Mr. Evans will provide the use of his personal vehicle for his duties with the Company when necessary. Neither Ms. Stankiewicz nor Mr. Evans has or will receive any compensation in exchange for allowing the use of his/her personal property.

ITEM 8.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company is voluntarily filing the Form 10-SB as a necessary step to obtain listing of the Company's common stock on the OTC
Bulletin Board, which should provide greater liquidity for the Company's shareholders. The Company has no plans to terminate reporting requirements unless listing on the OTC Bulletin Board cannot be obtained.

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

STOCKHOLDERS

     The Company's transfer agent, Pacific Stock Transfer Company, confirms that, as of July 8, 1999, there are 35 shareholders of record for the Company.

SHARES ELIGIBLE FOR RESALE

     One hundred thousand (100,000) shares of restricted common stock were issued to Mr. Kent Evans, an officer and director of the Company, on October 1, 1998 in reliance on the "private placement" exemption of Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Such shares may be eligible for sale in the open market without registration in reliance upon Rule 144 of the Act, on or after October 2, 1999. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. If a substantial number of the shares owned by Mr. Evans were sold in the market, the market price of the common stock could be adversely affected.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock.
The payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors.
The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On October 1, 1998, in connection with its organization, at the Company's organizational meeting, the Company issued 100,000 unregistered common shares to its founder, Kent A. Evans. Such shares were issued for a $5,000 capital contribution from Mr. Evans. The shares were sold at
 .05 per share pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, to one individual, as a "transaction not involving a public offering." Mr. Evans is the Company's President/Secretary/Treasurer, Chief Executive Officer, Chief Financial Officer and a Director of the Company.

     The Company undertook a public offering which commenced November 20, 1998 and terminated on December 16, 1998, the Company sold an aggregate of 100,600 shares for an aggregate offering price of $50,300 or $.50 per share. With the exception of 2,000 shares sold to the Company's officer and director, Susan Stankiewicz, at the public offering price of $.50 per share, these shares were issued to non-affiliates and is therefore free trading. The Company has a total of 34 investors at a sales prices of $.50 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. All of the 100,600 shares were issued in reliance on the federal exemption from registration under Rule 504 of Regulation D and for which a Form D was filed with the U.S. Securities Exchange Commission (the "SEC") on December 17, 1998. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

ITEM 11.  DESCRIPTION OF SECURITIES

    The Company is presently authorized to issue 25,000,000 shares of common stock, $.001 par value per share. The Company presently has 200,600 shares of common stock outstanding which (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which Shareholders may vote on at all meetings of Shareholders.

NON-CUMULATIVE VOTING

     The holders of Shares of common stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Officers and directors may be indemnified by the Company for any liability incurred by them while acting within the scope of their duties as officers and directors of the Company, except for acts of intentional misconduct. As of the date hereof, the Company has no contracts in effect providing any indemnity with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnity with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance. The Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is unenforceable.


ITEM 13.  FINANCIAL STATEMENTS

                     MILLENNIA AUTOMATED PRODUCTS, INC.
                       (A DEVELOPMENT STAGE COMPANY)
                          FINANCIAL STATEMENTS
                           DECEMBER 31, 1998

                       TABLE OF CONTENTS

                                                                  Page
Number

ACCOUNTANT REPORT                                                      1

FINANCIAL STATEMENT:

     Balance Sheet                                                     2

     Statement of Operations and Deficit
     Accumulated During the Development Stage                          3

     Statement of Changes in Stockholders' Equity                      4

     Statement of Cash Flows                                           5

     Notes to the Financial Statements                                 6

DAVID E COFFEY 3651 Lindell Rd. - Suite H Las Vegas, NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979

To the Board of Directors and Stockholders of Millennia Automated Products, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Millennia Automated Products, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from September 28, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Millennia Automated Products, Inc. 's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion'.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennia Automated Products, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/S/DAVID COFFEY C.P.A.
David Coffey C.P.A.
January 7, 1999

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                               $  48,702
organizational costs less accumulated
   amortization $9                                                       176
                                                                       ------
   Total Assets                                                       48,878
                                                                      ======

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - trade                                           $   1,100
                                                                        -----
Liabilities                                                            1,100

Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   200,600 shares                                                        201
   Additional paid-in capital                                         48,084
   Deficit accumulated during
     the development stage                                              (507)
                                                                       ------
Total Stockholders' Equity                                            47,778

Total Liabilities and Stockholders' Equity                         $  48,878
                                                                      ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM September 28, 1998
To December 31, 1998

Sales                                                                $     0
                                                                          ---
Expenses
   Amortization                                                            9
   Licenses and fees                                                      85
   Office expenses                                                        68
   Rent                                                                  195
   Utilities                                                             150
                                                                          ---
Total expenses                                                           507

Net loss                                                                (507)

Retained earnings,
beginning of period                                                        0
                                                                          ---
Deficit accumulated during
the development stage                                               $   (507)
                                                                         ===

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From September 28, 1998 (Date of Inception)
To December 31, 1998

                                                 Additional
                          Common Stock           Paid-in
                          Shares       Amount    Capital
Total
                         -------       ------    -------                -----
Balance,
September 28, 1998           ---     $    ---   $    ---              $   ---

Issuance of common
stock for cash           200,600          201     55,099              55,300
Less offering costs          ---          ---     (7,015)             (7,015)
Less net loss                ---          ---        ---                (507)
                         -------          ---      -----               ------
Balance,
December 31, 1998        200,600     $    201   $ 48,084             $47,778
                         =======          ===     ======              ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From September 28, 1998
To December 31, 1998

CASH FLOWS USED BY OPERATING ACTIVITIES

Net loss                                                          $     (507)
Noncash items included in net loss
  Amortization                                                             9
Increase in accounts payable                                           1,100
                                                                        -----
       NET CASH PROVIDED BY
       OPERATING ACTIVITIES                                              602

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                                                  185
                                                                          ---
       NET CASH USED BY
       INVESTING ACTIVITIES                                              185

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                  201
   Additional paid-in capital                                         55,099
   Less offering costs                                                (7,015)
                                                                       ------
       NET CASH PROVIDED BY
       FINANCING ACTIVITIES                                           48,285

       NET INCREASE IN CASH                                           48,702

CASH AT BEGINNING OF PERIOD                                               ---
                                                                       ------
       CASH AT END OF PERIOD                                       $  48,702
                                                                      ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on September 28, 1998 under the laws of the state of Nevada. The business purpose of the Company is to provide vending services to Las Vegas and the Southern Nevada area.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  OFFERING COSTS

        The offering costs were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE D  PUBLIC STOCK OFFERING

        The Company sold 100,600 shares of its common stock $50,300 or at $.50 per share. The Company had previously sold 100,000 shares of its common stock in a private placement for $5,000. The net proceeds of the offerings will be used to provide vending services to the Las Vegas and Southern Nevada area.

               MILLENNIA AUTOMATED PRODUCTS, INC

                 (A DEVELOPMENT STAGE COMPANY)

                     FINANCIAL STATEMENTS

                         MARCH 31, 1999

                       TABLE OF CONTENTS



                                                    Page Number

 ACCOUNTANT'S REPORT..................................................  1

 FINANCIAL STATEMENT:

      Balance Sheet...................................................  2

      Statement of Operations and Deficit
       Accumulated During the Development Stage.......................  3

      Statement of Changes in Stockholders' Equity....................  4

      Statement of cash Flows.........................................  5

      Notes to the Financial Statements...............................  6

DAVID E. COFFEY 3651 Lindell Rd. - Suite H Las Vegas. NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979






To the Board of Directors and Stockholders of Millennia Automated Products, Inc.
Las Vegas, Nevada


      I have compiled the balance sheet of Millennia Automated Products, Inc. (a development stage company) as of March 31, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period ended in accordance with Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenteing in the form of financial statements information that is the representation of management.
I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.







/s/ DAVID COFFEY C.P.A.
David Coffey C.P.A.
June 1, 1999

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
MARCH 31, 1999


ASSETS

Cash                                                                $  43,497
Organizational costs less accumulated
   amortization of $18                                                    167
                                                                       ------
   Total Assets                                                     $  43,664
                                                                       ======


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - trade                                            $   2,500
                                                                        -----
   Total Liabilities                                                    2,500


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   200,600 shares                                                         201
   Additional paid-in capital                                          48,084
   Deficit accumulated during
   the development stage                                               (7,121)
                                                                       ------
   Total Stockholders' Equity                                          41,164


   Total Liabilities and Stockholders' Equity                        $ 43,664
                                                                       ======


The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED March 31, 1999
(With cumulative figures from inception)

                                                               From inception,
                                       Jan 1, 1999-            Sep 28, 1998-
                                       Mar 31, 1999            Mar 31, 1999

Sales                                $         0                   $        0
                                              --                          ---
Expenses
   Amortization                                9                           18
   Licenses and fees                           0                           85
   Office expenses                             0                           68
   Professional fees                       6,605                        6,605
   Rent                                        0                          195
   Utilities                                   0                          150
                                           -----                        -----
Total expenses                             6,614                        7,121

Net loss                                  (6,614)                      (7,121)
                                                                        =====
Retained earnings,
beginning of period                         (507)
                                           -----
Deficit accumulated during
the development stage                   $ (7,121)
                                           =====
Earnings (loss) per share
   assuming dilution
Net Loss                                  (0.035)

Weighted Average Shares Outstanding      200,600
                                         =======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From September 28, 1998 (Date of Inception)
To March 31, 1999


                                                      Additional
                          Common                      Paid-in
                          Shares      Amount          Capital           Total
                         -------      ------          -------           -----
Balance,
September 28, 1998                        --         $    --         $   ---


Issuance of common
stock for cash           200,600     $   201            55,099         55,300
Less offering costs         --           ---            (7,015)        (7 015)
Less net loss              ---           ---             -----           (507)

Balance,
December 31, 1998        200,600     $   201         $  48,084       $ 47,778
                          ------         ---            ------         ------

Less net loss              ---            --            ------         (6,614)

Balance,
March 31, 1999           200,600     $   201         $  48,084       $ 41,164
                         -------         ---            ------         ------




The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From September 28, 1998
To March 31, 1999

CASH FLOWS USED BY OPERATING ACTIVITIES

   Net loss                                                         $  (6,614)
   Noncash items included in net loss
     Amortization                                                           9
   Increase in accounts payable                                         1,400
                                                                        -----
          NET CASH PROVIDED BY
          OPERATING ACTIVITIES                                         (5,205)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                                                     0
                                                                          ---
          NET CASH USED BY
          INVESTING ACTIVITIES                                              0

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                     0
   Additional paid-in capital                                               0
   Less offering costs                                                      0
                                                                        -----

          NET CASH PROVIDED BY
          FINANCING ACTIVITIES                                              0


          NET INCREASE IN CASH                                         (5,205)

CASH AT BEGINNING OF PERIOD                                            48,702
                                                                       ------
          CASH AT END OF PERIOD                                     $  43,497
                                                                       ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1999

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company was incorporated on September 28, 1998 under the laws of the state of Nevada. The business purpose of the Company is to provide vending services to Las Vegas and the Southern Nevada area.

         The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B   ORGANIZATION COSTS

         Organization costs are capitalized and amortized over 60 months.

NOTE C   OFFERING COSTS

         The offering costs were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE D   PUBLIC STOCK OFFERING

         The Company sold 100,600 shares of its common stock for $50,300 or at $.50 per share. The Company had previously sold 100,000 shares of its common stock in a private placement for $5,000. The net proceeds of the offerings will be used to provide vending services to the Las Vegas and Southern Nevada area.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used the same independent accountant since its inception in September of 1998 and has not had any disagreements with said independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0*           Certificate of Incorporation of Millennia Automated Products,
               Inc.

3.1*           By-Laws of Millennia Automated Products, Inc., dated October
               1, 1998.

3.2 Amended and restated By-Laws of Millennia Automated Products, Inc., dated June 30, 1999.

4.0*           Common Stock certificate specimen.

10.0           Lease Agreement dated September 28, 1998.

27.0*          Financial Data Schedule for the period ending 12/31/98.

27.1           Financial Data Schedule for the period ending 3/31/99
--------------------
  * Filed with the Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on April 19, 1999.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Millennia Automated Products, Inc.
                                      (Registrant)

Date:   July 25, 1999                 By:/s/ KENT A. EVANS
                                      Kent A. Evans
                                      President, Secretary/Treasurer
                                      Chief Executive Officer, Chief
                                      Financial Officer, Chairman of
                                      the Board of Directors